ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 3, 2023	Bruce Willman
(617) 854-2141
bruce.willman@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing on behalf of RGIP, LP (the “ Partnership “) pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17g-1 promulgated thereunder, are the following materials required to be filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 17g-1(g) under the 1940 Act: (i) a copy of the crime policy covering the Partnership to January 1, 2024; (ii) a copy of the unanimous resolutions of the Partnership’s managing members approving such policies and the portion of the premium to be paid by the Partnership; and (iii) a copy of the agreement among joint insureds covered governing the criteria by which recoveries under the policies will be allocated among them.

Premiums have been paid through January 1, 2024. The current joint crime policy is in the amount of $10.0 million, which exceeds the amount that would be required if the Partnership were insured under a separate fidelity bond, as opposed to a joint crime policy.

If you have any questions or need any clarification concerning the foregoing or the enclosed, please call the undersigned at (617) 854-2141.

Please acknowledge receipt and acceptance of the enclosed materials with an email confirmation.

Very truly yours,

/s/ Bruce Willman

Bruce Willman

Enclosures

cc:	Managing Members

Erik G. Johnston

ACORD®

CERTIFICATE OF PROPERTY INSURANCE

DATE (MM/DD/YYYY) 03/20/2023

PRODUCER
Aon Risk Services Northeast, Inc.
New York NY Office
One Liberty Plaza
165 Broadway, Suite 3201
New York NY 10006 USA

CONTACT NAME:
PHONE (A/C. No. Ext): (866) 283-7122 FAX (A/C. No.): (800) 363-0105
E-MAIL ADDRESS:
PRODUCER CUSTOMER ID #: 570000038347

INSURED
RGIP, LP
Prudential Tower
800 Boylston Street
Boston MA 02199 USA

INSURER(S) AFFORDING COVERAGE		NAIC #
INSURER A:	Continental Casualty Company	20443
INSURER B:		
INSURER C:		
INSURER D:		
INSURER E:		
INSURER F:		

COVERAGES

CERTIFICATE NUMBER: 570098380464 REVISION NUMBER:

INSR LTR	TYPE OF INSURANCE	POLICY NUMBER	POLICY EFFECTIVE DATE (MM/DD/YYYY)	POLICY EXPIRATION DATE (MM/DD/YYYY)	COVERED PROPERTY	LIMITS
	PROPERTY CAUSES OF LOSS / DEDUCTIBLES BASIC / BUILDING BROAD SPECIAL / CONTENTS EARTHQUAKE WIND FLOOD				BUILDING PERSONAL PROPERTY BUSINESS INCOME EXTRA EXPENSE RENTAL VALUE BLANKET BUILDING BLANKET PERS PROP BLANKET BLDG & PP	
	INLAND MARINE CAUSES OF LOSS NAMED PERILS	TYPE OF POLICY POLICY NUMBER				
A	X CRIME TYPE OF POLICY Crime - Primary	596753106 Crime	01/01/2023	01/01/2024	X Aggregate Limit (for	$10,000,000
	BOILER & MACHINERY / EQUIPMENT BREAKDOWN					

CERTIFICATE HOLDER

CANCELLATION

AUTHORIZED REPRESENTATIVE

Aon Risk Services Northeast Inc.

Holder Identifier :

CERTIFICATE NUMBER: 570098380464

© 1995-2015 ACORD CORPORATION. All rights reserved.

ACORD 24 (2016/03)

The ACORD name and logo are registered marks of ACORD

ACORD CERTIFICATE OF PROPERTY INSURANCE | D0T3E/20/2023YY’ | THIS CERTIFICATE IS ISSUED AS A MATTER OF INFORMATION ONLY AND CONFERS NO RIGHTS UPON THE CERTIFICATE HOLDER. THIS CERTIFICATE DOES NOT AFFIRMATIVELY OR NEGATIVELY AMEND, EXTEND OR ALTER THE COVERAGE AFFORDED BY THE POLICIES BELOW. THIS CERTIFICATE OF INSURANCE DOES NOT CONSTITUTE A CONTRACT BETWEEN THE ISSUING INSURER(S), AUTHORIZED REPRESENTATIVE OR PRODUCER, AND THE CERTIFICATE HOLDER. PRODUCER NAMECT Aon Risk Services Northeast, inc. phone 705 71ranm ni^ New York NY office 1— L One Liberty Plaza address « 165 Broadway, Suite 3201 producer q7nnnnniRiA7 E New York NY 10006 USA CUSTOMER 10»: 5’0000038347 -g , w INSURER(S) AFFORDING COVERAGE NAIC# insured insurer a: Continental Casualty Company 20443 fa RGIP, LP INSURER B: – -3 prudential Tower insurerc: X 800 Boylston Street insurero, Boston MA 02199 USA . INSURER F: COVERAGES CERTIFICATE NUMBER: 57009838046-1 REVISION NUMBER: LOCATION of PREMISES/ DESCRIPTION OF PROPERTY (Attach ACORD 101, Additional Remarks Schedule, II more space Is required) THIS IS TO CERTIFY THAT THE POLICIES OF INSURANCE LISTED BELOW HAVE BEEN ISSUED TO THE INSURED NAMED ABOVE FOR THE POLICY PERIOD INDICATED. NOTWITHSTANDING ANY REQUIREMENT, TERM OR CONDITION OF ANY CONTRACT OR OTHER DOCUMENT WITH RESPECT TO WHICH THIS CERTIFICATE MAY BE ISSUED OR MAY PERTAIN, THE INSURANCE AFFORDED BY THE POLICIES DESCRIBED HEREIN IS SUBJECT TO ALL THE TERMS, EXCLUSIONS AND CONDITIONS OF SUCH POLICIES. LIMITS SHOWN MAY HAVE BEEN REDUCED BY PAID CLAIMS. o ‘ TYPE OF FRANCE POLICY NUMBER COVERED PROPERTY 2 — — o PROPERTY . BUILDING O CAUSES OF LOSS DEDUCTIBLES PERSONAL PROPERTY l_ BASIC BUILDING BUSINESS INCOME £ _ _ EXTRA EXPENSE g C0NTENTS “RENTAL VALUE 5 ‘ SPECIAL 3 BLANKET BUILDING Z EARTHQUAKE UJ BLANKET PERS PROP h- WIND 5* — ’ BLANKET BLDG & PP X FLOOD U. P er — — UJ O _ INLAND MARINE TYPE 0F POLICY CAUSES OF LOSS POLICY NUMBER NAMED PERILS—” CRIME !>9b75H0b 01/01/2023 01/01/2024 I x Aggregate Limit (for I $10,000,000 I —— Crime—TYPE OF POLICY Crime • Primary ZZZZZ’ I BOILER & MACHINERY^ 1 EQUIPMENT BREAKDOWN ” Il SPECIAL CONDITIONS / OTHER COVERAGES (ACORD 101, Additional Remarks Schedule, may be attached If more space Is required) ‘ hs CERTIFICATE HOLDER CANCELLATION SHOULD ANY OF THE ABOVE DESCRIBED POLICIES BE CANCELLED BEFORE THE EXPIRATION =-’~T DATE THEREOF, NOTICE WILL BE DELIVERED IN ACCORDANCE WITH THE POLICY PROVISIONS. Managing Members of RGIP, LP 9^5, c/o Ropes & Gray, LLP 800 Boylston street authorized representative Boston, ’

Ropes Gray, LLP

Schedule of Insurance

January 1, 2023 - January 1, 2024

Company Policy Number Policy Period	Coverage	Limit	Premium
Federal Insurance Company (Chubb) 3588-73-92	COMMERCIAL PACKAGE POLICY		$435,426.07 (includes $52.07 in surcharges & taxes)
1/1/2023-1/1/2024

Office Locations;

1. 1211 AVENUE OF THE AMERICAS, NEW YORK, NY 10036

2. 191 N WACKER DR, CHICAGO, IL 60606

3. 1900 UNIVERSITY AVE STE 600, EAST PALO ALTO, CA 94303

4. 800 BOYLSTON ST, BOSTON, MA 02199

5. 3 EMBARCADERO CTR, SAN FRANCISCO, CA 94111

6. UNITS 02B, 03,05,06,07 AND 08 OF 36F, PARK PLACE OFFICE BUILDING, NO. 1601, NAN JING ROAD (W),JING AN DISTRICT, SHANGHAI, PRC

7. 43RD & 44TH FLOOR, ONE EXCHANGE SQUARE, 8 CONNAUGHT PLACE, CENTRAL, H K

8. 21 F POSCO P&S TOWER, 735-3 YENKSAM DONG, GANGAM-GU, SEOUL, SKOR

9. MARUNOUCHI, 2-7-2 CHIYODA-KU, 30TH FLOOR,JP TOWER, TOKYO, JAPAN

10. 2099 PENNSYLVANIA AVE NW, WASHINGTON, DC 20006

11. 60 LUDGATE HILL, LONDON, U K EC4M7AW

12. 4 1ST AVE, PEABODY, MA 01960

13. 9333 GRAND AVE, FRANKLIN PARK, IL 60131

14. 1 MARKLEY WAY, LOWELL, MA 01852

15. 5 HOME NEWS ROW, NEW BRUNSWICK, NJ 08901

16. 9101 OWENS DR, MANASSAS PARK, VA 20111

17. 4100 W. 76TH STREET, UNIT H, CHICAGO, IL 60652

18. 5785 LAS POSITAS RD, LIVERMORE, CA 94551

19. NO. 3 KIN TAI STREET, TUEN MUN, H K

20. 345 SOUTHBURY ROAD, ENFIELD, MIDDLESEX, UNITED KINGDOM EN1 1TW

21. 10250 CONSTELLATION BLVD., LOS ANGELES, CA 90067

	Premises Coverages - Blanket Limits Personal Property, EDP, Valuable Papers Fine Arts Business Income with Extra Expense	$413,584,202 $5,219,267 $100,000,000

	Various Blanket Limits Apply Deductible: $25,000
	General Liability General Aggregate Limit – per location	$2,000,000
	Each Occurrence Limit	$1,000,000
	Damage to Premises Rented to You – any one premises	$1,000,000
	Personal and Advertising Injury Limit	$1,000,000
	Employee Benefits Liability	Claims Made Form
	Each Employee Limit	$1,000,000
	Aggregate Limit	$1,000,000
	Deductible – Each Claim	$1,000
	Retroactive Date	November 6th, 2007
	Global Aggregate Limit	5,000,000

Federal Insurance Company	BUSINESS AUTOMOBILE		$2,282
7354-97-90	Combined Single Limit	$1,000,000
1/1/2023-1/1/2024	Hired Auto Physical Damage Comprehensive Deductible	$1,000
	Collision Deductible	$1,000

Chubb National Insurance Company	WORKERS’ COMPENSATION		$470,617
7173-32-14	Workers’ Compensation	Statutory	(includes $25,457 in taxes & surcharges)
1/1/2023-1/1/2024	Employers Liability Bodily Injury by Accident	$500,000
	Bodily Injury by Disease	$500,000
	Bodily Injury by Disease	$500,000
Chubb Insurance (China) Co.	LOCAL CHINA
1/1/2023 - 1/1/2024	Property/Bl
	General Liability
	Employers Liability

Federal Insurance Company	LOCAL HONG KONG
1/1/2023-1/1/2024	Package: Property, GL
	Employers liability

Federal Insurance Company	LOCAL JAPAN
1/1/2023- 1/1/2024	General Liability
	Property
	Workers Compensation/EL
Chubb Insurance Co of Europe SE	LOCAL UK
1/1/2023-1/1/2024	Package; Property, GL
	Employers Liability
	Property Terrorism

Ropes Gray, LLP

Schedule of Insurance

January 1, 2023 - January 1, 2024

Company Policy Number Policy Period	Coverage	Limit	Premium
Federal Insurance Company	LOCAL SOUTH KOREA
1/1/2023 -1/1/2024	Property
	General Liability
	Workers’ Comp & EL
Federal Insurance Company	UMBRELLA LIABILITY		$57,753
79863589	Aggregate - Per Location	$50,000,000
1/1/2023 - 1/1/2024	Each Occurrence Limit	$50,000,000
Fireman’s Fund Insurance Company	EXCESS LIABILITY		$15,300
USL004241232	Limit of Liability	$15,000,000
1/1/2023 - 1/1/2024	Excess of	$50,000,000
Chubb Custom Insurance Co.	GROUP EXCESS LIABILITY		$249,144
7995-30-10	Limit of Liability	Varies
1/1/2023 - 1/1/2024
Chubb Custom insurance Co.	BUSINESS TRAVEL ACCIDENT		$59,786
ADD N14294053
1/1/2023 - 1/1/2024
Chubb Custom Insurance Co.	MAIL INSURANCE		$1,000
96375
1/1/2023 - 1/1/2024
Federal Insurance Company	COMMERCIAL WRAP		$11,577
8207-94-28	Kidnap, Ransom, & Extortion	$5,000,000
1/1/2023 - 1/1/2024	Workplace Violence	$2,000,000
Continental Insurance Company	PRIMARY CRIME		$68,500
596753106	Partner or Employee Theft	$10,000,000
1/1/2023 - 1/1/2024	Theft Disappearance & Destruction	$10,000,000
	Forgery or Alleration	#$10,000,000
	Robbery or Safe Burglary - Property Other Than Money	$10,000,000
	Computer Systems Fraud	$10,000,000
	Destruction of Data or Programs	$10,000,000
	Money Order & Counterfeit Currency - worldwide	$10,000,000
	Wire Transfer with Voice Plus	$10,000,000
	Social Engineering	$2,500,000
	Claims Expense	$100,000
	Retention	$200,000
	Social Engineering Retention	$300,000
AXIS Insurance Company	EXCESS CRIME		$44,037
P-001-000246632-03	Limit of Liability	$10,000,000
1/1/2023 - 1/1/2024	Excess of	$10,000,000
	Social Engineering	$2,500,000
	Excess of	$2,500,000
ACE American Insurance Company	EXCESS CRIME		$49,561
G71772226 004	Limit of Liability	$15,000,000
1/1/2023 - 1/1/2024	Excess of	$20,000,00
	Social Engineering	$2,000,000
	Excess of	$5,000,000
US Specialty Insurance Company	EXCESS CRIME		$15,916
(Tokio Marine HOCC)
64-MGU-23-A55877	Limit of Liability	$5,000,000
1/1/2023 - 1/1/2024	Excess of	$35,000,000
	Social Engineering	$5,000,000
	Excess of	$7,000,000
XL Specialty Insurance Company	EXCESS CRIME		$14,999
ELU187824-23	Limit of Liability	$5,000,000
1/1/2023 - 1/1/2024	Excess of	$40,000,000
	Social Engineering	$2,500,000
	Excess of	$12,000,000
Federal Insurance Company	PRIMARY FIDUCIARY
8241-7342
1/1/2023 - 1/1/2024			$40,254
	Limit of Liability	$5,000,000
	Retention	$0
RLI Insurance Company EPG0031844	EXCESS FIDUCIARY
1/1/2023 - 1/1/2024
			$33,000
	Limit of Liability	$5,000,000
	Excess of	$5,000,000
AXIS Insurance Company	EXCESS FIDUCIARY
P-001-000491469-03
1/1/2023 - 1/1/2024
	Limit of Liability	$5,000,000	$29,720
	Excess of	$10,000,000

Ropes Gray, LLP

Schedule of Insurance

January 1, 2023 - January 1, 2024

Company Policy Number Policy Period	Coverage	Limit	Premium
Continental Casualty Company	EXCESS FIDUCIARY
652490069
1/1/2023 - 1/1/2024			$27,500
	Limit of Liability	$5,000,000
	Excess of	$15,000,000
* This insurance document is furnished matter of information for your convenience. It only summarizes the listed policy(ies) and is not intended to reflect all the terms and conditions or exclusions of such policy(ies). Moreover, the information contained in this document reflects coverage as of the date of this summary as shown below and does not include any subsequent changes. This document is not an insurance policy and does not amend, alter or extend the coverage afforded by the listed policy(ies). The insurance afforded by the listed policy(ies) is subject to all the terms, exclusions and conditions of such policy(ies).

RGIP, LP

Action by Written Consent of Managing Members

The undersigned being all of the managing members of RGIP GP, LLC the sole general partner of RGIP, LP, a Delaware limited partnership (the “Partnership”), hereby consent to the following actions and adopt the following votes:

VOTED:	That after considering all relevant factors, the naming of the Partnership as a named insured under the crime insurance policy issued by the Continental Insurance Company to Ropes & Gray LLP and the other insureds named thereunder for the one-year period commencing on January 1, 2023 in the amounts listed on Annex A for an annual premium of $118,061 (the “Policy”), the Partnership’s share of the premium being $0.00, is approved and ratified.

VOTED:	That the amount, type, form and coverage of the Policy are approved.

VOTED:	That the participation by the Partnership in the Policy is in the best interests of the Partnership.

VOTED:	That the proposed premium for the Policy coverage described above allocated to the Partnership is fair and reasonable to the Partnership.

VOTED:	That the form, terms and provisions of the Agreement Among Joint Insureds, in the form furnished to the Managing Members of the Partnership are approved.

VOTED:	That Bruce Willman, in his capacity as a vice president of the Partnership, is designated as the officer of the Partnership who shall make the filings and give the notices required by Rule 17g-1(g) under the Investment Company Act of 1940, as amended.

/s/ Christopher Comeau
Christopher Comeau

/s/ Jeffrey R. Katz
Jeffrey R. Katz

/s/ Debra Lussier
Debra Lussier

/s/ Alfred O. Rose
Alfred O. Rose

/s/ Paul F. Van Houten
Paul F. Van Houten

Dated: As of ___________    , 2023

Annex A

Partner or Employee Theft Coverage	$10,000,000
Theft Disappearance & Destruction	$10,000,000
Forgery or Alteration Coverage	$10,000,000
Robbery or Safe Burglary – Property Other Than Money Coverage	$10,000,000
Computer Systems Fraud Coverage	$10,000,000
Destruction of Data or Programs Coverage	$10,000,000
Money Order & Counterfeit Currency – Worldwide Coverage	$10,000,000
Wire Transfer with Voice Plus Coverage	$10,000,000
Social Engineering	$2,000,000
Claims Expense	$100,000
Retention	$200,000
Social Engineering Retention	$300,000

AGREEMENT AMONG JOINT INSUREDS

THIS AGREEMENT made as of January 1, 2023 by and among RGIP, LP, a Delaware limited partnership (the “Partnership”), the entities listed as signatories below and each person or entity that becomes a party hereto pursuant to Section 2 (collectively with the Partnership the “Insureds”).

WHEREAS, the Insureds are named insureds under a crime insurance policy issued by Continental Insurance Company (the “Insurer”), as amended, endorsed, extended or restated from time to time (the “Policy”);

WHEREAS, the Insureds desire to establish the criteria by which recoveries under the Policy shall be allocated among them;

NOW, THEREFORE, it is agreed as follows:

1. In the event that the claims of loss of the Insureds under the Policy are so related that the Insurer is entitled to assert that the claims must be aggregated, the Partnership shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured policy with the minimum coverage required under Rule 17g-1 under the Investment Company Act of 1940, as amended.

2. Each person or entity who becomes a named insured under the Policy may become a party to this Agreement by executing a joinder to this Agreement in substantially the form of Exhibit A and delivering it to Ropes & Gray LLP on behalf of itself and each other Insured c/o Ropes & Gray LLP, 800 Boylston St, Prudential Tower, Boston, Massachusetts 02199-3600, Attention: Chief Financial Officer.

IN WITNESS WHEREOF, the parties initially party hereto have executed this Agreement as of the date first above written.

RGIP, LP
By RGIP GP, LLC, its general partner

By:	/s/ Christopher Comeau
Managing Member

ROPES & GRAY LLP

By:	/s/ Christopher Comeau
Partner

ROPES & GRAY INTERNATIONAL LLP

By:	/s/ Julie H. Jones
Partner

EXHIBIT A

JOINDER

The undersigned, which is a named insured under a crime policy issued by ___________________, hereby agrees to be a party to the Agreement Among Joint Insureds dated as of __________, ____, as from time to time in effect, among RGIP, LP and the other parties from time to time party thereto with the same force and effect as if it was a signatory thereto and was expressly named therein.

[Name of Entity/Person]

By
Title:

Dated:                                 ,